INVEST IN **LIVESTOCK LABS**

# The Future of Meat Starts with Cells


The Compounding Effect of Cells
vs.
More Burden
Higher Quality
Less Burden
Basic Cell Foundation
Robust Cell Foundation

livestock-labs.com Wilmington, DE

## Highlights

1. Early commercial traction: Revenue from completed cell-engineering projects
2. Global validation: Cell lines under evaluation across five countries
3. Secured pre-seed investments from a leading international food-tech organization and the State of DE
4. Led by a PhD cell engineer with 25+ years of relevant experience
5. Capital-light by design: Small lab, lean team, globally licensed cell lines

## Featured Investors

**ProVeg International, Inc.** Follow

ProVeg International is a global food-system organization with 250+ employees across 14 countries. It works with companies, investors, policymakers and innovators to accelerate the shift toward more sustainable food and alternative proteins.

Devika Suresh, Head of Incubator

"Through the ProVeg Incubator, we invested in Livestock Labs because they are tackling one of cultivated meat's foundational challenges: the cells themselves. We believe their technology could help producers deliver higher-quality meat at a lower cost, giving Livestock Labs an important role in the industry's growth."

**Delaware Economic Development Authority (DEDA)** Follow

The Delaware Economic Development Authority is the State of Delaware's financing authority supporting business growth, innovation and job creation through investments and incentive programs for high-impact companies across the state.

C.J. Bell, Director

"Livestock Labs is doing exactly what we hope to see out of DASCP: a science-first team building hard technology in Delaware instead of somewhere else. Their cell-line work is a real bet on where the cultivated meat industry is headed, and we're glad to be one of the investors backing it."

**Nidal Barake** Follow
Syndicate Lead

Invested $110,000

Entrepreneur and investor focused on the food industry. He invests across the food ecosystem, including food tech, restaurants, retail, and digital platforms. He founded Gluttonomy, a food-focused strategy and creative agency, and Lengua Conference
gluttonomy.com

"I'm investing in Livestock Labs because I believe cultivated meat has the potential to fundamentally transform how we produce and consume food. But for the industry to fulfill that promise, it needs more than great ideas; it needs the infrastructure, technology, and capabilities to scale. I see Livestock Labs as an important engine for that growth, helping companies overcome critical barriers and move cultivated meat

from an emerging technology into a viable, scalable, and impactful industry."

Walter Sinnott-Armstrong Follow

**Duke University's Chauncey Stillman Distinguished Professor of Practical Ethics. Appointments in Philosophy, Law, and Psychology and Neuroscience. Author of 8 books and 250+ articles. Expert on AI ethics, moral psychology, and political polarization.**

"I invested in Livestock Labs happily because it offers a rare opportunity to make money, reduce animal suffering, slow climate change, and fuel scientific progress—all at once. By focusing on developing better cells, Livestock labs has found a fulcrum point that can help make cultivated meat affordable, delicious, and commercially viable at scale. What more could you want?"

## Team



**Steen Ooi** Founder, Chief Executive Officer, Chief Scientific Officer

Genome engineer and cell biologist with 25+ years of experience. Former New Age Eats cell-engineering lead, ex-UCL/Columbia/UCLA researcher, ERC grant recipient, and published in Nature, Science, and Cell.

scholar.google.com



**Andrew Sayles** Co-Founder and Chief Operating Officer

Commercial operator with experience building two cultivated-meat companies. Early hire at Mission Barns, the first to sell FDA- and USDA-cleared cultivated pork. At Livestock Labs, he helped secure grants, state backing, paid projects and global pilots.

## Memo

LIVESTOCK LABS

# Where Next-Gen Animal Products Begin

We engineer cells to enable lower-cost, higher-quality animal products.

# THE INVESTMENT THESIS

## Small Cells. Massive Opportunity.

Billions have been invested proving cultivated meat and other cell-based animal products are possible. The next era is specialization. High-performing cells are the foundation: they shape product quality, production costs, and the ability to scale. Livestock Labs engineers, owns, and continuously upgrades these cells, licensing the same lines across multiple customers and industries. Investing now offers the opportunity to share in the value we build supplying the essential cells behind the transformation of trillion-dollar markets.

**Revenue Generated**
Custom cell engineering projects

**5 Countries**
Evaluating our cells
US • Canada • India • Japan • Singapore

**Backed By**
proveg international · DSB DELAWARE


Capital-light By Design
Small lab.
Small team.
Global licensing model.
25+ Years
Relevant cell engineering experience

# THE PROBLEM

## Meat Demand Is Growing. The Current System Is Already Stretched.

The world wants more meat. But land and resources are finite. Livestock already occupies most of the world's agricultural land, while forests and wildlife habitats continue to be cleared for pasture and animal feed. Nearly 88 billion land animals are slaughtered every year, yet demand is still rising. Simply scaling yesterday's system is not a tenable solution to address tomorrow's demands.


70% MORE MEAT BY 2050
Projected from 2010 levels
FAO (2011)


LIVESTOCK USES 83% OF FARMLAND
For just 18% of global calories
Poore & Nemecek, Science (2018)


NEARLY 88 BILLION LAND ANIMALS
Slaughtered every year
FAOSTAT (2024)

# THE UPGRADE

## Grow the meat. Not the animal.

### Cultivated Meat: More Control. More Possibilities


Sample
Seed
Grow
Harvest
Enjoy

**EFFICIENT**
- Less land
- Less water
- Less feed
- Faster cycles

**RESILIENT**
- Indoor production
- Year-round output
- Flexible locations
- Less weather exposure

**CLEAN**
- No slaughterhouses
- Lower pathogen risk
- No routine antibiotics
- Clean, controlled production

**CUSTOMIZABLE**
- Premium genetics
- Designed marbling
- Tunable nutrition
- Consistent quality

*Illustrative process. Capabilities vary by product, process, and scale.*

# THE BOTTLENECK

## Cultivated Meat Is Possible. Making It Economical Is the Challenge.

Reaching industrial scale depends on three core levers: the cost of feeding cells, bioprocess design, and cell-line performance.

Cell lines sit at the foundation. Their growth, efficiency, stability, and product traits can create compounding effects throughout the system, reducing the burden on media and bioprocessing while improving final-product quality.

Without access to robust cell lines, companies must commit specialized technical talent, years of development, and millions of dollars to this single component before they can focus on the product they actually want to bring to market.

### The Compounding Effect of Cells


More Burden
vs.
Higher Quality
Less Burden
Basic Cell Foundation
Robust Cell Foundation

# THE SOLUTION

## Engineering Cells by Design

Livestock Labs' platform methodically builds critical performance traits into animal cells. The result is controllable, upgradeable cell lines designed to lower costs, improve quality, and help producers make the animal products people already love more efficiently, sustainably, and responsibly.

## Precision Architecture for Cell Engineering



Livestock Labs
Customers
Isolate Cells Once
Install Landing Pad
Add Desired Traits
Ship
Create Products
Fibroblast / Connective Tissue
ADSC / Fat
Myoblast / Muscle
Meat
Cosmetics
Materials
Biopharma
Nutraceuticals

# THE ECONOMICS

## Cell Traits Shape Production Economics

Faster growth, lower input requirements, and greater metabolic efficiency can reduce production costs. Stability and stress resistance can improve consistency at scale, while control over fat, flavor, and nutrition can increase product value.

### Traits That Drive Performance

Illustrative, Non-Exhaustive Examples



1. Genetic Stability
2. Immortalization
3. Rapid Proliferation
4. Robust Differentiation
5. Minimal Media Requirements
6. High Metabolic Efficiency
7. Waste Metabolite Tolerance
8. Suspension Adaptation
9. Shear Stress Resistance
10. Reduced/Altered Adherence
11. Anoikis Resistance
12. Amino Acid Profile
13. Lipid Composition
14. Flavor Precursor Formation
15. Aroma & Taste Expression

### High-Performance Cell Lines Must Be Engineered.

Commercial production demands more from cells than they can naturally deliver. Livestock Labs methodically builds in the capabilities needed for lower costs, reliable production, and better products, then upgrades them as customer needs evolve.

# THE BUSINESS MODEL

## We Make the Cells.
## Our Customers Make the Products.

We source, engineer, validate, and **continuously upgrade** animal cell lines. We own these lines and license customers around the world the rights to use them. Each line can serve many customers across multiple markets with limited incremental cost, supporting **high gross margins.**

### Capital-Efficient by Design



Small lab. Small team.
Cell-line licensing
Engineering services
Tech enablers
Product manufacturers

### Scalability of software.
### Defensibility of biology.

# THE TRACTION

We're Already Solving Difficult Cell-Line Challenges

Platform Progress

## 9 Cell Lines Banked


LIVESTOCK LABS
BOVINE MYOBLASTS
LIVESTOCK LABS
BOVINE ADSCs
LIVESTOCK LABS
BOVINE FIBROBLASTS
LIVESTOCK LABS
PORCINE ADSCs
LIVESTOCK LABS
PORCINE FIBROBLASTS
LIVESTOCK LABS
PORCINE MYOBLASTS
LIVESTOCK LABS
OVINE ADSCs
LIVESTOCK LABS
OVINE FIBROBLASTS
LIVESTOCK LABS
OVINE MYOBLASTS

## 3 Engineered

International Reach

## Cells at Work in Five Countries

**United States · Canada · India · Japan · Singapore**



Custom Projects

## 2

## Paid engineering projects completed



Customer Validation

**"Another company had already attempted our cell-engineering project and failed.**

**Livestock Labs took on the same challenge and succeeded, delivering the engineered cell line we needed."**

George Engelmayr, PhD
Founder & CEO, Cultivated Biomaterials

25 years in tissue engineering · 8 years in cellular agriculture · 4,700+ citations
Former CSO, Mission Barns · Experience at MIT, Duke, UPSIDE Foods & VitroLabs

# WHY THIS TEAM

## Built by Cultivated Meat Veterans.

Experience from two of the industry's pioneering companies.

THE CELL ENGINEER



**Dr. Steen Ooi**
CO-FOUNDER, CEO & CSO

BUILDS THE PLATFORM
Cell engineering · R&D · Scientific strategy · IP

### EX-NEW AGE EATS

**Former Lead Scientist, Porcine Cell Engineering**

CULTIVATED MEAT EXPERIENCE

25+ years in cell and genome engineering.

ACADEMIC PEDIGREE

Former scientist at UCLA, UCL Cancer Institute, and Columbia

Published in Nature, Science, Cell, and other leading journals

PhD, Biochemistry (UCL); BA, Natural Sciences/Genetics (Cambridge)

THE BUSINESS LEAD



**Andrew Sayles**
CO-FOUNDER & COO

BUILDS THE BUSINESS
Customers · Partnerships · Fundraising · Operations

### EX-MISSION BARNS

**GLOBAL BUSINESS DEVELOPMENT LEAD**

CULTIVATED MEAT EXPERIENCE

Early business leader at Mission Barns, the first cultivated-pork company cleared by FDA and USDA.

Led functions spanning operations, finance, BD, supply chain, IT, and facilities

COMMERCIAL EXECUTION

Led BD across 100+ customers in a business that routinely achieved

The technical depth to engineer it. The industry experience to commercialize it.

BACKED BEFORE THIS ROUND

**$950K+**

TOTAL CAPITAL & SUPPORT

**$750K+**

INVESTMENT CAPITAL

+ ANGEL INVESTORS

**~$200K**

GRANT SUPPORT

ADVISED BY INDUSTRY & REGULATORY LEADERS

| Eric Schulze, PhD | Larisa Rudenko, PhD, DABT | Laura Plunkett, PhD, DABT |
|---|---|---|
| Former FDA regulator<br>Former VP at UPSIDE Foods | Former FDA Senior Advisor<br>for Biotechnology | Board-certified toxicologist<br>Registered patent agent |

# THE COMPETITION

## Built to Go Further

COMMON CELL-LINE STRATEGIES

### Partial Solutions. Limited Control.

| | |
|---|---|
| PRIMARY CELLS | Starting biology. Development burden remains. |
| SPONTANEOUS ADAPTATION | Changes occur without precise control. |
| SINGLE-TRAIT EDITING | One modification at a time. Scale requires many traits. |
| PLURIPOTENT CELLS | Flexible biology. More complex path to fat or muscle. |

LIVESTOCK LABS

### TARGETED MULTI-TRAIT PLATFORM

BUILT FOR LONG-TERM LEADERSHIP

| | |
|---|---|
| TARGETED ENGINEERING | Precise control at known genomic sites. |
| MULTI-TRAIT DESIGN | Multiple traits combined in one stable line. |
| UPGRADEABLE ARCHITECTURE | Add or exchange traits without starting over. |
| ADULT PROGENITOR CELLS | Start biologically closer to fat or muscle. |

We evaluated the major development strategies.
We chose the platform built for control, upgradeability, and scale.

# THE COMPETITIVE ADVANTAGE

## WHY WE GET HARDER TO CATCH

### BIOLOGICAL HEAD START

Cell lines take years to source, engineer, clone, validate, and document. Biology takes time. Capital cannot skip it.

### SINGULAR FOCUS

Cell lines are our sole focus, not an add-on. Every development effort advances their performance.

### COMPOUNDING CELL LIBRARY

Every new line, trait, and customer validation expands our reusable IP, data, and engineering know-how.

### CAPITAL EFFICIENCY

Small lab. Lean team. Capital builds reusable cell assets instead of factories or consumer brands.

# THE MARKET

## Trillion-Dollar Markets.
## A $542 Billion Cell-Line Opportunity

THE MARKETS CELL-BASED PRODUCTION COULD TRANSFORM

**$4.59T**

PROJECTED 2030 MARKET LANDSCAPE

THE CELL-LINE OPPORTUNITY WITHIN

# $542B

MODELED 2030 TAM FOR CELL-LINE SUPPLIERS*
Assumes full cell-based adoption

**ONE PLATFORM. SEVEN INDUSTRIES**

Meat & Seafood · Pet Food · Leather · Nutraceuticals · Cosmetics · Biopharma · Regenerative Medicine

**140+** | **OUR BEACHHEAD**
**Cultivated meat companies and technology providers**
Plus universities and research institutions

**The industries are enormous. The cell-line layer is just beginning.**

*Modeled TAM, not a forecast. Assumes full cell-based adoption and estimated cell-line supplier shares of 1–20% by sector. Represents market potential, not expected adoption or Livestock Labs revenue. Based on a 2024 market analysis commissioned by Livestock Labs.

# WHY NOW

## A New Era. A Foundational Opportunity.

**The Rise of Specialized Suppliers**
The shift from vertical integration to specialization is opening a market we're built to capture.

**More Powerful Tools. More Valuable Cells.**
Advances in genetic engineering and AI expand the traits we can design, engineer, and license.

**A Head Start on Commercialization**
Becoming the cell supplier customers choose in R&D and grow with into commercial production.

Scale Comes Next.
**The Opportunity to Get In Is Now.**

# WHAT YOUR INVESTMENT UNLOCKS

## Turn Proven Gene Control Into Powerful Cell Traits.

**Exceptional quality. Lower costs. Production at scale.**
Gene control is the foundation for engineering all three. We created a novel genetic switch to turn selected genes on and off. Your investment helps unlock its potential and transform an entire industry.

**PROGRAM CELL BEHAVIOR**
Extend proven gene control to complex cell traits that improve production efficiency.

**EXPAND THE CELL LIBRARY**
More species, tissue types, and validated cell lines.

**TURN DEMAND INTO DEALS**
Convert interest into paid engineering work and licenses.

**PROTECT THE PLATFORM**
File patent applications and safeguard proprietary technology.

**18-MONTH TARGETS AT THE MAXIMUM RAISE**

| 9 | $1M+ | 2+ |
| --- | --- | --- |
| ENGINEERED, LICENSE READY CELL LINES | DEAL PIPELINE | COMMERCIALLY VALUABLE TRAITS VALIDATED |

The milestones designed to power Livestock Labs' next institutional round.

Forward-looking projections cannot be guaranteed.

# OPPORTUNITY

## The Potential for Substantial Returns

### Three Paths to an Exit

**Acquisition**
A buyer acquires Livestock Labs. Investors share in the proceeds under their investment terms.

### IPO

A public listing opens a path to selling shares on the stock market.

### Secondary Sales

Investors sell their holdings to new investors in a private transaction.

**Back the vision. Share in the upside.**

## OWN THE FUTURE

# Meat Isn't Going Away.
# Nor Should It.

**We're not taking meat off the table.**
**We're engineering the cells to put better meat on it.**

**Transform a Trillion-Dollar Industry**
Reinventing animal agriculture

**Build the Foundation**
Capital-efficient cell-line platform

**Unlock Global Demand**
Better economics, taste, and nutrition

**Get a Stake in the Future of Meat.**